Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, UT 84145-0433

October 12, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Via Edgar

Re: Comment letter dated September 28, 2012
Questar Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2012
Form 8-K filed February 14, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 1, 2012
File No. 001-08796

Dear Ms. Thompson,

We have reviewed your letter dated September 28, 2012, concerning the Questar Corporation Form 10-K for the year ended December 31, 2011, and the other filings as listed above. Following are our responses to your comments:

Form 10-K for the year ended December 31, 2011
Financial Statements and Supplementary Data, page 33
Note 1 - Summary of Significant Accounting Policies, page 54
K. Goodwill and Other Intangible Assets, page 57

1.
We note that your policy for assessing goodwill and other intangible assets for impairment is based on whether the undiscounted cash flows of the intangible asset or entity to which the goodwill relates are less than the carrying value of the assets. You state that you measure impairment using a discounted flow model considering future revenues, operating costs, a risk-adjusted discount rate and other factors. Your method for assessing impairment of goodwill and other intangible assets does not appear to be consistent with the guidance in ASC 350-20-35. Please advise or revise.

In future filings the policy for assessing goodwill will be revised as follows:

The Company evaluates whether it is more likely than not that the carrying value of a reporting unit is greater than its fair value using events and circumstances such as economic conditions, industry changes, financial performance, etc. Fair value is measured using actively traded market values of other comparable companies in the same businesses. If the fair value of the reporting unit exceeds its carrying value then goodwill is considered not to be impaired. If the carrying value of the business unit is greater than the fair value, an impairment of goodwill is recognized equal to the excess of carrying amount of good will over its fair value.

Note 11 - Share-Based Compensation, page 74

2.	Please revise to disclose the aggregate intrinsic value of options vested and expected to vest for outstanding options and options currently exercisable. Please refer to ASC 718-10-50-2e.

As of December 31, 2011, the intrinsic value of options exercisable was $19.2 million and the intrinsic value of unvested options was $0.9 million. The intrinsic value of options will be disclosed in future filings.

Note 12 - Employee Benefits, page 76

3.
We note your disclosure that during 2011 the company determined that 2010 amounts for comingled funds and the 103-12 investment entity should be classified as Level 2 instead of Level 3. Please explain to us in more detail the inputs used in your fair value measurement, how these inputs are determined, and why you believe they are Level 2 inputs. Please explain to us any changes in your fair value methodology or changes in the sources of inputs between 2010 and 2011.

The comingled funds and the 103-12 investment entity are valued based on the net asset value of the fund. The net asset value is based on the value of underlying assets owned by the fund; and the underlying assets are valued at the closing prices reported on markets on which they are traded. These comingled funds and 103-12 investment entity were reported by the plan trustee as Level 3 investments. In 2011 the company determined that is was appropriate to follow the guidance of ASC 820-10-35-58a and classify these assets as Level 2 since the plan has the ability to redeem its investment at net asset value per share and no assets that were valued using a net asset value methodology were subject to significant redemption restrictions on their valuation dates.

Note 16 - Quarterly Financial information (Unaudited)

4.	Please explain to us how you considered providing quarterly financial information for Questar Pipeline Company and Questar Gas Company.

Questar Pipeline Company and Questar Gas Company are wholly-owned subsidiaries of Questar Corporation. As stated in CFR Title 17 Part 229.302(a)(5), the requirement to provide quarterly financial information applies to registrants that have securities registered pursuant to sections 12(b) or 12(g) of the Exchange Act. Since Questar Pipeline Company and Questar Gas Company do not have securities registered under sections 12(b) or 12(g) as noted on the cover page of the Annual Report on Form 10-K, it was our understanding that we are not required to disclose separate quarterly financial information for these companies.

Controls and Procedures, page 90
Evaluation of Controls and Procedures, page 90

5.
We note your disclosure that your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to your management to allow timely decisions regarding required disclosure. Please also disclose your conclusion as to whether disclosure controls and procedures are effective in ensuring that the information you are required to disclose in reports was recorded, processed, summarized and reported with the time periods specified. Please note that if you choose to define disclosure controls and procedures, you should do so exactly as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934. Alternatively, you are not required to define disclosure controls and procedures and may simply state a conclusion that disclosure controls and procedures were effective or ineffective. Refer to Item 307 of Regulation S-K.

In future filings Item 9A Controls and Procedures, Evaluation of Disclosure Controls and Procedures, will be modified to read as follows:

The Chief Executive Officers and Chief Financial Officer of Questar, Questar Pipeline and Questar Gas have evaluated the effectiveness of the disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 20XX. Based on such evaluation, such officers have concluded that, as of December 31, 20XX, Questar's, Questar Pipeline's and Questar Gas's disclosure controls and procedures are effective.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 15
Annual Cash Incentive Awards, page 20

6.
For each performance measure in the charts on pages 20 and 21, please clarify for us how the percent of target amounts in the last column were calculated. In this regard, we note that dividing the numbers in the “Actual” column by the numbers in the “Target” column does not appear the yield the percentages in the “Percent of Target” column. Please see Item 402(b)(l)(v) of Regulation S-K.

The “Percent of Target” column in the table for Annual Cash Incentive Awards is based on the “Performance Range” and “Target” columns. For each performance measure, achievement of the threshold level results in a payout of 50% percent of target, achievement of the target level results in a payout of 100% of target and achievement of the maximum level results in a payout of 200% of target. There is also a level that pays out at 150% of target. The “Percent of Target” amount is calculated by interpolating between these ranges. This explanation will be added to future filings.

Compensation Tables, page 25
Summary Compensation Table, page 25

7.	Please clarify how Mr. Jibson's base salary increase of approximately 57% (from $398,333 to $625,000) between 2010 and 2011 was determined. Please see item 402(b)(2)(ix) of Regulation S-K.

As noted in Item No. 1 - Election of Directors, Mr. Jibson has served as Questar's President and Chief Executive Officer and Director since June 2010. Prior to that time he was serving as an executive vice president. The increase in base salary between 2010 and 2011 reflects his change in position.

Form 8-K filed February 14, 2012

8.
We note your presentation of the non-GAAP financial measure titled EBITDA. As this measure excludes the net gain of loss from asset sales and, in some periods, separation costs, in future filings please change the title of this measure to a more appropriate title such as Adjusted EBITDA. Refer to Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP financial measures.

In future filings we will use the term “Adjusted EBITDA” instead of “EBITDA”.

Form 10-Q for the quarter ended June 30, 2012

9.
We note the credit balance in your cost of sales line item. We further note your explanation that you reduce cost of sales when you inject natural gas into storage. Please explain in more detail when you debit cost of sales and when you credit cost of sales and how you determine the dollar amount to debit or credit. If different per unit amounts are debited and credited to cost of sales, please explain your basis in GAAP for other than cost basis accounting and tell us whether gas storage inventory is at cost. Finally, explain why a net credit balance of cost of sales is the appropriate classification in the statement of income.

Questar Gas Company debits natural gas storage inventory and credits cost of natural gas sold during the injection season (May through October) as gas is injected into underground storage. The value of the gas placed in inventory is the weighted average cost of gas for each month, including the cost-of-service gas supply from its affiliate, Wexpro Company. During the withdrawal season (November through March), Questar Gas debits the cost of gas sold and credits natural gas inventory as gas is withdrawn from storage to meet heating season needs. The value of the gas withdrawn from storage is the average cost of gas in the storage reservoir. Since this gas inventory turns over every heating season, the carrying value of gas in storage approximates the current cost of gas. The Utah and Wyoming Public Service Commissions have accepted this practice. In valuing the cost of gas in inventory, we have relied on ASC 980-810-45, which states that profit on sales to regulated affiliates shall not be eliminated in general-purpose financial statements if the sales prices are reasonable and if it is probable that through the rate-making process, future revenue approximately equal to the sales price will result from the regulated affiliate's use of the products. We believe we meet these criteria.

The credit balance in consolidated cost of sales is a seasonal issue that occurs during the injection season, but will not occur over an annual period as gas is subsequently withdrawn from storage. We believe that reporting a credit balance in consolidated cost of sales is the appropriate classification. If we do not eliminate all intercompany transactions, we would overstate consolidated revenues. An adjustment to the value of gas in inventory would be inconsistent with ASC 980 and would shift earnings between quarters.

Questar Corporation acknowledges that: (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Please contact me at 801-324-5407, email kevin.hadlock@questar.com, or David Curtis, VP & Controller, at 801-324-2403, email dave.curtis@questar.com, if you have any questions regarding our response to your comment letter.

Sincerely,

/s/Kevin W. Hadlock

Kevin W. Hadlock
Executive vice president and chief financial officer Questar Corporation